Petri Bio



Tomorrow's drugs from your inner bugs

90% of all disease states are influenced by gut microbes, including:

- Inflammatory Bowel Disease
- Fatty Liver Disease
- Diabetes
- Heart Disease

- Alzheimer's Disease
- Parkinson's Disease
- Autism
- Epilepsy

Microbes that protect against these disease states are revealed by **gene sequencing**



But ~99% of microbes **fail to grow** in the lab for further study and development



???

Problem: millions of beneficial bacteria with potential to cure disease are left unstudied

At Petri Bio, we express these bacteria's genes cell-free, to get the first look at how they can be made into cures



We analyze the genetic sequence of these bacteria to predict and synthesize the most promising compounds

Name/Gene ID
Description
PSPTO_5545
ID: 1187237
membrane protein [Pseudomonas syringae pv. tomato str. DC3000]
PSPTO_5377
ID: 1187064
membrane protein [Pseudomonas syringae pv. tomato str. DC3000]
PSPTO_5103
ID: 1186788
membrane protein [Pseudomonas syringae pv. tomato str. DC3000]
PSPTO_5102
ID: 1186787
membrane protein [Pseudomonas syringae pv. tomato str. DC3000]

Compound "A"

Compound "B"

Compound "C"

Compound "D"

We test these compounds in tissue culture for therapeutic potential



Useful compounds can be marketed as biologic therapeutics, or expressed in FDA-approved, food grade probiotics

Encapsulated Peptide (therapeutic)



Engineered Probiotic (supplement/food)



Advantages

- Using microbial-peptides as a drug library gives access to millions of new compounds not currently accessed by pharma

- Focusing on unculturable bacteria creates a competitive advantage comparing to other microbiome companies

- Cell-free expression approach enables high-throughput screening faster and cheaper







Pipeline and milestones

Indication	Product Maturity	Market Size
Viral Infection	Bioinformatic Discovery → Candidates Generated → Prototype Manufactured → Patent Filed → Optimization And Testing	$2.5 B USD / year
Non-Alcoholic Steatohepatitis (NASH)	Bioinformatic Discovery → Candidates Generated	>$7 B USD / year By 2026
Inflammatory Bowel Disease (IBD)	Bioinformatic Discovery	$15.9 B USD / year

Our business model







Develop therapeutic candidates targeting three different markets

Strategic partnerships w/ pharma companies for drug development; generate early revenue from licensing fee & royalties

Clinical trials tested and FDA approved prescription medicine

Goal and milestones

- We are raising 400k for the next 9 months

- Deliverables:
  - Keep developing current candidates for lab-based proof-of-concepts;
  - File patents to protect the technology;
  - Build out the platform to search for therapies for more diseases

Our Founders





Shu Li, Ph.D.
Co-Founder & CEO

Genetic Engineer
8 papers, 3 patents
YC S17

shu@petribio.com

Joe Schinaman, Ph.D.
Co-Founder & CSO

Microbiome Scientist
6 papers, 1 patent
LA Biostart alumni

joe@petribio.com